Exhibit 99.1

DeGolyer and MacNaughton

5001 Spring Valley Road

Suite 800 East

Dallas, Texas 75244

February 14, 2019

Approach Resources Inc.

6500 West Freeway, Suite 800

Fort Worth, Texas 76116

Ladies and Gentlemen:

Pursuant to your request, this report of third party presents an independent evaluation, as of December 31, 2018, of the extent and value of the estimated net proved oil, condensate, natural gas liquids (NGL), and gas reserves of certain properties in which Approach Resources Inc. (Approach) has represented it holds an interest. This evaluation was completed on February 14, 2019. The properties evaluated herein are located in the State of Texas. Approach has represented that these properties account for 100 percent on a net equivalent barrel basis of Approach’s net proved reserves as of December 31, 2018. The net proved reserves estimates have been prepared in accordance with the reserves definitions of Rules 4–10(a) (1)–(32) of Regulation S–X of the Securities and Exchange Commission (SEC) of the United States. This report was prepared in accordance with guidelines specified in Item 1202 (a)(8) of Regulation S–K and is to be used for inclusion in certain SEC filings by Approach.

Reserves estimates included herein are expressed as net reserves. Gross reserves are defined as the total estimated petroleum remaining to be produced from these properties after December 31, 2018. Net reserves are defined as that portion of the gross reserves attributable to the interests held by Approach after deducting all interests held by others.

Values for proved reserves in this report are expressed in terms of future gross revenue, future net revenue, and present worth. Future gross revenue is defined as that revenue which will accrue to the evaluated interests from the production and sale of the estimated net reserves. Future net revenue is calculated by deducting production and ad valorem taxes, operating expenses, and capital and abandonment costs from the future gross revenue. Operating expenses include field operating expenses, transportation and processing expenses, and an allocation of overhead that directly relates to production activities. Capital costs include drilling and completion costs, facilities costs, and field maintenance costs. Abandonment costs are represented by Approach to be inclusive of those costs associated with the removal of equipment, plugging of wells, and reclamation and restoration associated with the abandonment. At the request of Approach, future income taxes were not taken into account in the preparation of these estimates. Present worth is defined as future net revenue discounted at a specified arbitrary nominal discount rate of 10 percent per year compounded annually over the expected period of realization. Present worth should not be construed as fair market value because no consideration was given to additional factors that influence the prices at which properties are bought and sold.

DeGolyer and MacNaughton

Estimates of reserves and revenue should be regarded only as estimates that may change as production history and additional information become available. Not only are such estimates based on that information which is currently available, but such estimates are also subject to the uncertainties inherent in the application of judgmental factors in interpreting such information.

Information used in the preparation of this report was obtained from Approach and from public sources. In the preparation of this report we have relied, without independent verification, upon information furnished by Approach with respect to the property interests being evaluated, production from such properties, current costs of operation and development, current prices for production, agreements relating to current and future operations and sale of production, and various other information and data that were accepted as represented. A field examination of the properties was not considered necessary for the purposes of this report.

Definition of Reserves

Petroleum reserves included in this report are classified as proved. Only proved reserves have been evaluated for this report. Reserves classifications used in this report are in accordance with the reserves definitions of Rules 4–10(a) (1)–(32) of Regulation S–X of the SEC. Reserves are judged to be economically producible in future years from known reservoirs under existing economic and operating conditions and assuming continuation of current regulatory practices using conventional production methods and equipment. In the analyses of production-decline curves, reserves were estimated only to the limit of economic rates of production under existing economic and operating conditions using prices and costs consistent with the effective date of this report, including consideration of changes in existing prices provided only by contractual arrangements but not including escalations based upon future conditions. The petroleum reserves are classified as follows:

Proved oil and gas reserves – Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

(i) The area of the reservoir considered as proved includes:

(A) The area identified by drilling and limited by fluid contacts, if any, and (B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

(iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

DeGolyer and MacNaughton

(iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:

(A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and (B) The project has been approved for development by all necessary parties and entities, including governmental entities.

(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12‑month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

Developed oil and gas reserves – Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

(i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

(ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Undeveloped oil and gas reserves – Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(i) Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

(ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances justify a longer time.

(iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in [section 210.4–10 (a) Definitions], or by other evidence using reliable technology establishing reasonable certainty.

DeGolyer and MacNaughton

Methodology and Procedures

Estimates of reserves were prepared by the use of appropriate geologic, petroleum engineering, and evaluation principles and techniques that are in accordance with the reserves definitions of Rules 4–10(a) (1)–(32) of Regulation S–X of the SEC and with practices generally recognized by the petroleum industry as presented in the publication of the Society of Petroleum Engineers entitled “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information (Revision as of February 19, 2007)” and in Monograph 3 and Monograph 4 published by the Society of Petroleum Evaluation Engineers. The method or combination of methods used in the analysis of each reservoir was tempered by experience with similar reservoirs, stage of development, quality and completeness of basic data, and production history.

Based on the current stage of field development, production performance, the development plans provided by Approach, and analyses of areas offsetting existing wells with test or production data, reserves were classified as proved.

Approach has represented that its senior management is committed to the development plan provided by Approach and that Approach has the financial capability to execute the development plan, including the drilling and completion of wells and the installation of equipment and facilities.

A performance-based methodology integrating the appropriate geology and petroleum engineering data was utilized for the evaluation of all reserves categories. Performance-based methodology primarily includes (1) production diagnostics, (2) decline-curve analysis, and (3) model-based analysis (if necessary, based on availability of data). Production diagnostics include data quality control, identification of flow regimes, and characteristic well performance behavior. Analysis was performed for all well groupings (or type-curve areas).

Characteristic rate-decline profiles from diagnostic interpretation were translated to modified hyperbolic rate profiles, including one or multiple b-exponent values followed by an exponential decline. Based on the availability of data, model‑based analysis may be integrated to evaluate long-term decline behavior, the impact of dynamic reservoir and fracture parameters on well performance, and complex situations sourced by the nature of unconventional reservoirs. The methodology used for the analysis was tempered by experience with similar reservoirs, stage of development, quality and completeness of basic data, production history, and the appropriate reserves definitions.

In the evaluation of undeveloped reserves, type-well analysis was performed using well data from analogous reservoirs for which more complete historical performance data were available.

Data provided by Approach from wells drilled through December 31, 2018, and made available for this evaluation were used to prepare the reserves estimates herein. These reserves estimates were based on consideration of monthly production data available for certain properties only through October 2018. Estimated cumulative production, as of December 31, 2018, was deducted from the estimated gross ultimate recovery to estimate gross reserves. This required that production be estimated for up to 2 months.

Oil and condensate reserves estimated herein are to be recovered by normal field separation. NGL reserves estimated herein include C5+ and liquefied petroleum gas (LPG), which consists primarily of propane and butane fractions. NGL reserves are the result of low-temperature plant processing. Oil, condensate, and NGL reserves reported herein are expressed in thousands of barrels (Mbbl) representing 42 United States gallons per barrel. For reporting purposes, oil and condensate reserves have been estimated separately and are presented herein as a summed quantity.

Gas quantities estimated herein are expressed as fuel gas and sales gas. Fuel gas is defined as that portion of the produced gas to be used in field operations. Sales gas is defined as that portion of the total gas to be delivered into a gas pipeline for sale after field separation, processing, fuel use, and flare. Gas reserves estimated herein are reported as fuel gas and sales gas. Gas reserves are expressed at a temperature base of 60 degrees Fahrenheit (°F) and at a pressure base of 14.65 pounds per square inch absolute (psia). Gas reserves included herein are expressed in millions of cubic feet (MMcf).

DeGolyer and MacNaughton

Gas quantities are identified by the type of reservoir from which the gas will be produced. Nonassociated gas is gas at initial reservoir conditions with no oil present in the reservoir. Associated gas is both gas-cap gas and solution gas. Gas-cap gas is gas at initial reservoir conditions and is in communication with an underlying oil zone. Solution gas is gas dissolved in oil at initial reservoir conditions. Gas quantities estimated herein include both associated and nonassociated gas.

At the request of Approach, sales gas reserves estimated herein were converted to oil equivalent using an energy equivalent factor of 6,000 cubic feet of gas per 1 barrel of oil equivalent. This conversion factor was provided by Approach.

Primary Economic Assumptions

Revenue values in this report were estimated using initial prices, expenses, and costs provided by Approach. Future prices were estimated using guidelines established by the SEC and the Financial Accounting Standards Board (FASB). The following economic assumptions were used for estimating the revenue values reported herein:

Oil and Condensate Prices

Oil and condensate price differentials for each property were provided by Approach. The prices were calculated using these differentials to a posted West Texas Intermediate (WTI) price of $65.68 per barrel and were held constant for the lives of the properties. The WTI price of $65.68 per barrel is the 12-month average price calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12‑month period prior to December 31, 2018. The volume-weighted average price attributable to the estimated reserves over the lives of the properties was $62.68 per barrel of oil and condensate.

NGL Prices

Approach has represented that the NGL prices were based on a 12-month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to December 31, 2018, unless prices are defined by contractual arrangements. The volume-weighted average price attributable to the estimated reserves over the lives of the properties was $24.12 per barrel of NGL.

Gas Prices

Gas price differentials for each property were provided by Approach. The prices were calculated using these differentials to a Henry Hub price of $3.17 per million British thermal units ($/MMBtu) and were held constant for the lives of the properties. The Henry Hub gas price of $3.17 per MMBtu is the 12-month average price calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12‑month period prior to December 31, 2018. British thermal unit factors were provided by Approach and used to convert prices from $/MMBtu to dollars per thousand cubic feet ($/Mcf). The volume-weighted average price attributable to the estimated reserves over the lives of the properties was $2.054 per thousand cubic feet of gas.

Production and Ad Valorem Taxes

Production taxes were calculated using the tax rates for Texas, including, where appropriate, abatements for enhanced recovery programs. Ad valorem taxes were calculated using rates provided by Approach based on recent payments.

DeGolyer and MacNaughton

Operating Expenses, Capital Costs, and Abandonment Costs

Estimates of operating expenses, provided by Approach and based on current expenses, were held constant for the lives of the properties. Future capital expenditures were estimated using 2018 values provided by Approach and were not adjusted for inflation. In certain cases, future expenditures, either higher or lower than current expenses, may have been used because of anticipated changes in operating conditions, but no general escalation that might result from inflation was applied. Abandonment costs, which are those costs associated with the removal of equipment, plugging of wells, and reclamation and restoration associated with the abandonment, were provided by Approach for all properties. Operating expenses, capital costs, and abandonment costs were considered, as appropriate, in determining the economic viability of undeveloped reserves estimated herein.

In our opinion, the information relating to estimated proved reserves, estimated future net revenue from proved reserves, and present worth of estimated future net revenue from proved reserves of oil, condensate, natural gas liquids, and gas contained in this report has been prepared in accordance with Paragraphs 932‑235-50-4, 932-235-50-6, 932-235-50-7, 932-235-50-9, 932-235-50-30, and 932‑235-50-31(a), (b), and (e) of the Accounting Standards Update 932-235-50, Extractive Industries – Oil and Gas (Topic 932): Oil and Gas Reserve Estimation and Disclosures (January 2010) of the Financial Accounting Standards Board and Rules 4–l0(a) (1)–(32) of Regulation S–X and Rules 302(b), 1201, 1202(a) (1), (2), (3), (4), (8), and 1203(a) of Regulation S–K of the SEC; provided, however, that (i) future income tax expenses have not been taken into account in estimating the future net revenue and present worth values set forth herein and (ii) estimates of the proved developed and proved undeveloped reserves are not presented at the beginning of the year.

To the extent the above-enumerated rules, regulations, and statements require determinations of an accounting or legal nature, we, as engineers, are necessarily unable to express an opinion as to whether the above-described information is in accordance therewith or sufficient therefor.

DeGolyer and MacNaughton

Summary of Conclusions

The estimated net proved reserves, as of December 31, 2018, of the properties evaluated herein were based on the definition of proved reserves of the SEC and are summarized as follows, expressed in thousands of barrels (Mbbl), millions of cubic feet (MMcf), and thousands of barrels of oil equivalent (Mboe):

	Estimated by DeGolyer and MacNaughton Net Proved Reserves as of December 31, 2018
	Oil and Condensate (Mbbl)	NGL (Mbbl)	Fuel Gas (MMcf)	Sales Gas (MMcf)	Oil Equivalent (Mboe)
Permian Basin
Proved Developed	13,407	23,799	22,373	155,136	66,791
Proved Undeveloped	39,051	32,737	33,765	214,339	113,139
Total Permian Basin	52,458	56,536	56,138	369,475	179,930
East Texas Basin
Proved Developed	0	0	34	791	137
Proved Undeveloped	0	0	0	0	0
Total East Texas Basin	0	0	34	791	137
Total Proved	52,458	56,536	56,172	370,266	180,067

Note: Sales gas and Fuel gas reserves estimated herein were converted to oil equivalent using an energy equivalent factor of 6,000 cubic feet of gas per 1 barrel of oil equivalent.

The estimated future revenue to be derived from the production and sale of the net proved reserves, as of December 31, 2018, of the properties evaluated using the guidelines established by the SEC is summarized as follows, expressed in thousands of dollars (M$):

	Proved Developed (M$)	Total Proved (M$)
Future Gross Revenue	1,733,839	5,412,555
Production and Ad Valorem Taxes	128,766	406,987
Operating Expenses	478,586	1,019,900
Capital and Abandonment Costs	19,987	1,059,064
Future Net Revenue	1,106,500	2,926,604
Present Worth at 10 Percent	468,167	761,822

Note: Future income taxes have not been taken into account in the preparation of these estimates.

DeGolyer and MacNaughton

While the oil and gas industry may be subject to regulatory changes from time to time that could affect an industry participant’s ability to recover its reserves, we are not aware of any such governmental actions which would restrict the recovery of the December 31, 2018, estimated reserves.

DeGolyer and MacNaughton is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world since 1936. DeGolyer and MacNaughton does not have any financial interest, including stock ownership, in Approach. Our fees were not contingent on the results of our evaluation. This report has been prepared at the request of Approach. DeGolyer and MacNaughton has used all assumptions, data, procedures, and methods that it considers necessary and appropriate to prepare this report.

Submitted,

/s/ DeGolyer and MacNaughton

DeGOLYER and MacNAUGHTON
Texas Registered Engineering Firm F-716

/s/ Gregory K. Graves, P.E.
[Seal]	Gregory K. Graves, P.E.
Senior Vice President
DeGolyer and MacNaughton

DeGolyer and MacNaughton

CERTIFICATE of QUALIFICATION

I, Gregory K. Graves, Petroleum Engineer with DeGolyer and MacNaughton, 5001 Spring Valley Road, Suite 800 East, Dallas, Texas, 75244 U.S.A., hereby certify:

1.

That I am a Senior Vice President with DeGolyer and MacNaughton, which firm did prepare the report of third party addressed to Approach dated February 14, 2019, and that I, as Senior Vice President, was responsible for the preparation of this report of third party.

2.

That I attended the University of Texas at Austin, and that I graduated with a Bachelor of Science degree in Petroleum Engineering in the year 1984; that I am a Registered Professional Engineer in the State of Texas; that I am a member of the Society of Petroleum Engineers and the Society of Petroleum Evaluation Engineers; and that I have in excess of 34 years of experience in oil and gas reservoir studies and reserves evaluations.

/s/ Gregory K. Graves, P.E.
[Seal]	Gregory K. Graves, P.E.
Senior Vice President
DeGolyer and MacNaughton